HUNTON & WILLIAMS LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799 TEL 214 • 979 • 3000 FAX 214 • 880 • 0011

December 23, 2013

Ms. Mara Ransom

Assistant Director

United States Securities and Exchange Commission

101 F Street, NE

Washington, D.C. 20549

Re:	Cash America International, Inc.
Registration Statement on Form S-4
Filed November 12, 2013
File No. 333-192279 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Cash America International, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the letter of Ms. Mara Ransom, Assistant Director, dated December 12, 2013 (the “Comment Letter”), regarding the Registration Statement referenced above. The Company is filing on EDGAR these responses concurrently with the filing of Amendment No. 1 to the Registration Statement (the “Amendment”). The Amendment incorporates changes responsive to the comments set forth in the Comment Letter. For your convenience, we have repeated each comment in italics prior to the response.

The references to page numbers in the headings are to the original Registration Statement, and all references to page numbers in the Company’s responses below are to the Amendment. All references in this letter to “exchange offer” refer to the exchange offer being registered by the Registration Statement.

General

1.	We note that you are registering the New Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

United States Securities and Exchange Commission

Ms. Mara Ransom

December 23, 2013

Company Response:

The new notes are intended to be registered in reliance on the position that the Staff enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter,” and together with the Exxon Capital Letter and the Morgan Stanley Letter, the “Exxon Capital line of letters”). The Company has provided the Staff with a supplemental letter attached as Appendix A to this letter. The supplemental letter states that the Company is registering the exchange offer in reliance on the Staff’s position contained in the Exxon Capital line of letters and includes the representations contained in the Morgan Stanley Letter and the Shearman & Sterling Letter.

2.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Company Response:

The Company confirms that the exchange offer will be open at least through midnight on the twentieth business day to ensure compliance with Rule 14d-1(g)(3) of the Securities Exchange Act of 1934, as amended.

The Exchange Offer, page 51

Exchange of Old Notes for Notes or Return of Old Notes, page 56

3.	We note the disclosure indicating that you will issue the Notes “promptly after acceptance” of the old notes. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

United States Securities and Exchange Commission

Ms. Mara Ransom

December 23, 2013

Company Response:

The disclosure in the Amendment has been revised to provide that the Company will exchange the notes or return the old notes promptly upon expiration or termination of the exchange offer.

Modification or Termination of Exchange Offer, page 56

4.	We note that you may determine in your “sole judgment” whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Company Response:

The disclosure in the second bullet point in the “Modification or Termination of Exchange Offer” section on page 56 of the Amendment has been revised as follows:

any government or governmental authority, domestic or foreign, brings or threatens any legal action or threatens to enact any law seeking to prohibit the exchange offer or assessing or seeking any damages as a result of the exchange offer, or resulting in a material delay in our ability to accept any of the old notes for exchange; or if such legal action or law would result in the holders of Notes having obligations with respect to resales and transfers of Notes that are greater than those we described above in the interpretations of the staff of the SEC or would otherwise make it inadvisable to proceed with the exchange offer; or

Description of the Notes, page 59

Guarantors, page 60

5.	It appears that you have provided the narrative disclosure set forth in Note 1 to Rule 3-10(f) of Regulation S-X in exhibits 99.1 and 99.2 to the Form 8-K filed on November 12, 2013. Please tell us whether each of your subsidiary guarantors is 100% owned by you, with a view to clarifying your eligibility to rely on Rule 3-10(f) of Regulation S-X. In this regard, we note that the definitions of “Subsidiary” and “Domestic Subsidiary,” as set forth in the indenture dated May 15, 2013, appear to contemplate subsidiary entities that are not wholly owned by you.

United States Securities and Exchange Commission

Ms. Mara Ransom

December 23, 2013

Company Response:

All of the subsidiary guarantors are 100% owned by the Company except RATI Holding, Inc. (“RATI”). The Company owns 90.1% of RATI, and RATI’s business operations were discontinued in September 2001. RATI has no independent assets or liabilities and no revenue or operating activities for the years ended December 31, 2012, 2011 or 2010, or for the nine months ended September 30, 2013. The assets and operations for all periods referenced in the Registration Statement related to RATI were zero, except for operations during 2010 that only included immaterial wind-down expenses. Since this is the case, and in order to simplify this issue, the Company has dissolved RATI pursuant to a Certificate of Termination filed with the Texas Secretary of State on December 18, 2013. As a result, all of the remaining subsidiary guarantors are 100% owned by the Company. The Company advises the Staff that such dissolution was permitted in accordance with Section 5.01(6)(ii) of the Indenture, which permits the dissolution of non-wholly-owned subsidiaries, subject to certain requirements which were satisfied. Based on these facts, the Company respectfully submits that it is eligible to rely on Rule 3-10(f) of Regulation S-X.

6.	We note that your subsidiary guarantors may in some circumstances be released from their obligations to guarantee the Exchange Notes issued in your offering. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, subsidiary guarantors may only be released from their guarantees in customary circumstances. In light of the above, please provide us with your analysis as to how the guarantees constitute “full and unconditional” guarantees, with a view to understanding how the guarantees satisfy the requirements of Rule 3-10 of Regulation S-X. In your analysis, please focus on Section 10.09(2) of the Indenture filed as Exhibit 4.1 to the Form 8-K filed on May 15, 2013.

Company Response:

The terms of the Company’s subsidiary guarantees are specified in Article 10 of the Indenture governing the notes. Each of the subsidiary guarantees is intended to be “full and unconditional” for purposes of Rule 3-10(h)(2) of Regulation S-X. Rule 3-10(h)(2) requires that “when an issuer of a guaranteed security has failed to make a scheduled payment, the guarantor is obligated to make the scheduled payment immediately and, if it doesn’t, any holder of the guaranteed security may immediately bring suit directly against the guarantor for payment of all amounts due and payable.” This concept is further explained in the adopting release for Rule 3-10 of Regulation S-X, which makes clear that a guarantee can be full and unconditional even if it includes a savings clause related to bankruptcy or fraudulent conveyance, and specifically states that the full and unconditional status would not be defeated if the guarantee provides that it is enforceable “to the fullest extent permitted by law.” In addition,

United States Securities and Exchange Commission

Ms. Mara Ransom

December 23, 2013

Section 2510.5 (“Section 2510.5”) of the Financial Reporting Manual of the Division of Corporate Finance notes that registrants may rely on Rule 3-10 of Regulation S-X when the guarantee may be automatically released under customary circumstances. Section 2510.5 identified six guarantee release provisions that are considered customary circumstances, although the list is not exhaustive.

The subsidiary guarantee release provisions are contained in Section 10.09 of the Indenture. The Company respectfully submits that the subsidiary guarantee release provisions contained in the Indenture are customary in accordance with the Staff’s guidance set forth in Section 2510.5 and the Company believes that it is therefore entitled to avail itself of the relief provided by Section 2510.5. A detailed discussion of each release provision in relation to the Staff’s guidance is as follows:

Section 10.09(1): Section 10.09(1) of the Indenture provides for termination of a subsidiary guarantee upon “a sale or other disposition (including by way of consolidation or merger) of the Guarantor or the sale or disposition of all or substantially all the assets of the Guarantor (in each case other than to the Company or a Guarantor) otherwise permitted by the Indenture.” Section 2510.5 recognizes that a customary release provision is that if “the subsidiary is sold or sells all of its assets,” and that is the circumstance contemplated by Section 10.09(1) of the Indenture. The Company respectfully submits that the parenthetical phrases “including by way of consolidation or merger” and “in each case other than to the Company or a Guarantor” do not cause this release provision to be non-customary and understands that the Staff has accepted similar indenture language in Atlas Pipeline Partners, L.P. correspondence (available September 3, 2013), DriveTime Automotive Group, Inc. correspondence (available July 30, 2013), and CDW Corporation correspondence (available January 21, 2012).

Section 10.09(2): Section 10.09(2) of the Indenture (“Section 10.09(2)”) provides for termination of a subsidiary guarantee upon, “if the Note Guaranty was required pursuant to the terms of the Indenture, the cessation of the circumstances requiring the Note Guaranty (such termination to include, for the avoidance of doubt, the case of any discharge and release of a Guarantor from its guarantee of Indebtedness under each Principal Credit Facility, provided that such Guarantor is not a borrower under or otherwise obligated under any Principal Credit Facility after giving effect to such discharge and release and provided, further that, if, in connection with any such release of a Guarantor, any lender or agent under a Principal Credit Facility is paid any remuneration as consideration for such release, then such remuneration shall be concurrently paid, on the same terms, ratably to each Holder in connection with the termination of the Note Guaranty of such Guarantor).” Section 2510.5 recognizes that a customary release provision is that the “subsidiary’s guarantee of other indebtedness is terminated or released,” and that is the circumstance contemplated by Section 10.09(2), as more fully discussed below.

United States Securities and Exchange Commission

Ms. Mara Ransom

December 23, 2013

Section 10.09(3): Section 10.09(3) of the Indenture provides for the termination of a subsidiary guarantee upon the “defeasance or discharge of the Notes, as provided in “Defeasance and Discharge.”” Section 2510.05 recognizes a customary release provision is “the requirements for legal defeasance or covenant defeasance or to discharge the indenture have been satisfied” and that is the circumstance contemplated by Section 10.09(3) of the Indenture.

In response to the Staff’s comments to specifically focus on the subsidiary guarantee release provisions contained in Section 10.09(2), the Company respectfully submits that the release of a subsidiary guarantor pursuant to Section 10.09(2) is consistent with the third bullet point example in Section 2510.5, and thus is a customary circumstance under which a guarantee may be released. In that regard, the Company notes that the release provision contained in Section 10.09(2) contains the following: “if, in connection with any such release of a Guarantor, any lender or agent under a Principal Credit Facility is paid any remuneration as consideration for such release, then such remuneration shall be concurrently paid, on the same terms, ratably to each Holder in connection with the termination of the Note Guaranty of such Guarantor.” This means that if, in connection with such release of a subsidiary guarantor under a Principal Credit Facility, there is remuneration paid to the lender or agent under the Principal Credit Facility, the subsidiary guarantee is permitted to be released only if each holder of the notes is also paid, ratably, such remuneration so that the note holders are treated the same as the lenders under the Principal Credit Facilities. Consequently, this clause acts for the benefit of the noteholders as a further limitation upon release of the guarantees upon termination of a subsidiary guarantor’s obligations under the Company’s Principal Credit Facilities rather than as an independent basis upon which a release may be obtained. Consequently, as a more limited right, the Company respectfully submits that Section 10.09(2) falls well within what would be customary circumstances for a guarantee release.

We understand that the Staff has accepted indenture language as coming within the “sale” example in the first bullet point of Section 2510.5 where the release of the subsidiary guarantee upon a sale of the guarantor was permitted under the indenture only if the proceeds of the sale were applied in accordance with the terms of the indenture to pay down secured debt and senior debt and for other purposes, including the application of any sales proceeds in excess of $25 million to repurchase notes issued under the indenture and repay other pari passu indebtedness, thus conditioning the “sale” example in the first bullet point of Section 2510.5 upon this further limitation upon the release of the guarantor. See Atlas Pipeline Partners, L.P. correspondence (available September 3, 2013). The Company respectfully submits that the limitation upon the release of the Company’s subsidiary guarantees discussed in the preceding paragraph is analogous to the more limited right in the Atlas Pipeline Partners

United States Securities and Exchange Commission

Ms. Mara Ransom

December 23, 2013

correspondence, in that in both situations, either a sale of a guarantor or a discharge of a guarantor from other indebtedness, are each more limited than the examples of customary circumstances set forth in Section 2510.5 (and the provision in the Atlas Pipeline indenture, like here, provides for the possibility of payments to the noteholders pari passu with the other debt holders as a condition to the “sale” release). The Company believes that a customary release provision set forth in an example in Section 2510.5 would not become non-customary when the scope of the release provisions is narrowed for the benefit of the noteholders (as opposed to broadened beyond the examples of Section 2510.5 for the benefit of the guarantor).

Additionally, the Company respectfully advises the Staff that Section 10.09(2) does not provide for the termination of a subsidiary guarantee in any circumstance except in connection with the termination of a guarantor’s obligations under the Company’s Principal Credit Facility, as contemplated by the third bullet point of Section 2510.5. For Section 10.09(2) to be operative to release a guarantor from its obligations under its subsidiary guarantee, there must be a cessation of the circumstances under which the Indenture required the guarantee in the first place (i.e., the operative phrase reads “if the Note Guaranty was required pursuant to the terms of the Indenture, the cessation of the circumstances requiring the Note Guaranty . . .”). (emphasis added) Implicit in the requirement that there be a cessation of the circumstances requiring the subsidiary guarantee is the requirement that the subsidiary guarantee must have been required under the Indenture in the first place based on circumstances set forth in the Indenture requiring the subsidiary guarantee. There are no provisions in the Indenture that set forth circumstances requiring a Note Guaranty pursuant to the terms of the Indenture, except for Section 10.01(b). Section 10.01(b) provides: “If, at any time after the date of the Indenture, the Company or any of its Subsidiaries acquires or creates a Subsidiary that becomes a borrower or a Guarantor, or otherwise becomes obligated, under any Principal Credit Facility, the Company will, at its sole cost and expense, cause such Subsidiary to, prior to or concurrently therewith, provide a Note Guaranty.” It is the cessation of this circumstance (i.e., the cessation of such subsidiary being a borrower or a guarantor or otherwise obligated under any Principal Credit Facility) that Section 10.09(2) provides for termination of the subsidiary guarantee.

Because the Indenture only sets forth circumstances requiring a subsidiary of the Company that is created or acquired after the date of the Indenture to provide a Note Guaranty if it becomes a guarantor or obligor under any Principal Credit Facility, without additional language it may not have been clear that the operative phrase includes the termination of a Note Guaranty of a guarantor that was an original signatory to the Indenture if it ceased to be a guarantor or obligor under each of the Principal Credit Facilities. Recognizing this, the parenthetical phrase in clause (2), “such termination to include, for the avoidance of doubt, the case of any discharge and release of a Guarantor from its guarantee of Indebtedness under any Principal Credit Facility,” (emphasis added) that follows the operative phrase is meant to clarify that the operative phrase includes any discharge and release of a guarantor from its guarantee of indebtedness under each of the Principal Credit Facilities, including each guarantor that was an original signatory to the Indenture and not just the newly created or acquired guarantors and sets out conditions of the release. The phrase “such termination to include” is not intended or designed to suggest that there are other means, in addition to the termination of a guarantor’s obligations under the Company’s Principal Credit Facilities, by which the subsidiary guarantees may be released pursuant to clause (2), and the parenthetical phrase is not intended as an independent basis upon which a release of a subsidiary guarantee may be obtained.

United States Securities and Exchange Commission

Ms. Mara Ransom

December 23, 2013

There are no other circumstances in the Indenture requiring a subsidiary guarantee, and consequently the release provisions in clause (2) will not apply in any circumstance to terminate a subsidiary guarantee, except when the guarantor is discharged and released from the Company’s Principal Credit Facilities.

To be clear about this in the Registration Statement, the Company has added the following sentence on page 60 to state in plain English that the release provisions in Section 10.09(2) will release a subsidiary guarantee only in circumstances where the guarantor is released from its guarantee or other obligations under each Principal Credit Facility, as follows: “A Note Guaranty will not terminate under paragraph (2) except under circumstances where the guarantor’s guaranty or other obligations under each Principal Credit Facility is released.”

Because the subsidiary guarantees can only be released under customary circumstances explicitly contemplated by or closely analogous to the Staff’s guidance in Section 2510.5, the Company respectfully submits that the subsidiary guarantees are full and unconditional in accordance with the requirements of Rule 3-10 of Regulation S-X.

The Company also advises the Staff that the Company has revised its disclosure on the cover page of the prospectus and on pages 10 and 60 of the Amendment to indicate that the full and unconditional guarantees are subject to certain customary release provisions described in the Amendment.

Exhibit 5.1. Opinion of Hunton & Williams LLP

7.	We note that in the first paragraph of this page, counsel qualifies its opinion by referencing Senior Transeastern Lenders v. Official Comm. of Unsecured Creditors, stating that “the validity and enforcement of the Guarantors’ obligations under the Guarantees may be subject to the holding in that case.” Please provide us with an analysis as to why counsel believes that this qualification is necessary and appropriate and why counsel does not believe that the qualification detracts from counsel’s binding obligation opinion. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19, available on our website.

United States Securities and Exchange Commission

Ms. Mara Ransom

December 23, 2013

Company Response:

The opinion of Hunton & Williams LLP filed as Exhibit 5.1 to the Amendment has been revised to delete the qualification referenced in this comment. See page 3 of Exhibit 5.1 to the Amendment.

8.	Investors should not be required to look beyond the disclosure in the prospectus or the documents filed with or incorporated by reference to the prospectus to gain essential information. To the extent that counsel continues to believe that the above qualification is appropriate, please ask counsel to include in the opinion a description of the case referenced in counsel’s opinion and the possible impact of the holding in that case on counsel’s binding obligation opinion, or include such disclosure in the prospectus, and include in the legal opinion a cross-reference to such discussion. We may have further comment after reviewing your response.

Company Response:

The opinion of Hunton & Williams LLP filed as Exhibit 5.1 to the Amendment has been revised to delete the reference to Senior Transeastern Lenders v. Official Comm. Of Unsecured Creditors. See page 3 of Exhibit 5.1 to the Amendment.

Please do not hesitate to call the undersigned at the number referenced above if you have any questions or comments regarding the foregoing or the Amendments or if we can be of service in facilitating your review.

Sincerely,

/s/ L. Steven Leshin
L. Steven Leshin

cc:	J. Curtis Linscott, Esq.

Appendix A

Cash America International, Inc.

1600 West 7th Street

Fort Worth, Texas 76102

December 23, 2013

United States Securities and Exchange Commission

101 F Street, N.E.

Washington, D.C. 20549

Re:	Cash America International, Inc. (the “Company”) and the Guarantors listed on Schedule I attached hereto (together, the “Registrants”)
Exchange Offer Pursuant to Registration Statement on Form S-4
File No: 333-192279

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the Registration Statement on Form S-4 relating to the offer to exchange the Company’s 5.75% Senior Notes due 2018 ($300,000,000 principal amount), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to such Registration Statement, for the Company’s outstanding 5.75% Senior Notes due 2018 ($300,000,000 principal amount) (the “Exchange Offer”). The Registrants hereby inform the Staff that they are registering the Exchange Offer in reliance on the Staff position enunciated in “Morgan Stanley & Co., Incorporated,” SEC No-Action Letter (available June 5, 1991) and “Exxon Capital Holdings Corporation,” SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”). Unless otherwise indicated, defined terms used herein shall have the same meaning as set forth in the above-referenced Registration Statement.

The Registrants have not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the Exchange Offer and to the best of each Registrant’s information and belief, each entity participating in the Exchange Offer is acquiring the exchange notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the exchange notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the exchange notes to be acquired in the Exchange Offer (i) could not rely on the Staff’s position enunciated in the Exxon Capital Letter or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each Registrant acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Registrants will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds original notes acquired for its own account as a result of market-making activities or other trading activities, and who receives exchange notes in exchange for such original notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes, which prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of exchange notes held by the broker-dealer).

The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions: (i) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the exchange notes; and (ii) if the exchange offeree is a broker-dealer holding original notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes received in respect of such original notes pursuant to the Exchange Offer. The transmittal letter or similar documentation also will include a statement to the effect that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. In addition, the transmittal letter will also include a representation that the broker-dealer has not entered into any arrangement or understanding with any of the Registrants or an affiliate of any of the Registrants to distribute the exchange notes.

[Signature pages follow.]

Very truly yours,

ISSUER:

CASH AMERICA INTERNATIONAL, INC.

By:	/s/ Austin D. Nettle
Name: Austin D. Nettle
Title: Vice President and Treasurer

GUARANTORS:
ENOVA INTERNATIONAL, INC.

By:	/s/ Austin D. Nettle
Name: Austin D. Nettle
Title: Vice President and Assistant Treasurer

CASH AMERICA MANAGEMENT L.P. CASH AMERICA PAWN L.P.

By:	Cash America Holding, Inc. The General Partner of each of the foregoing entities

	By:	/s/ Austin D. Nettle
Name: Austin D. Nettle
Title: Vice President and Treasurer

OHIO NEIGHBORHOOD CREDIT SOLUTIONS, LLC

By:	Ohio Neighborhood Finance, Inc., Its sole member

	By:	/s/ Austin D. Nettle
Name: Austin D. Nettle
Title: Vice President and Treasurer

CNU ONLINE HOLDINGS, LLC DEBIT PLUS, LLC BILLERS ACCEPTANCE GROUP DP LABOR HOLDINGS, LLC PF LABOR HOLDINGS, LLC

By:	/s/ Austin D. Nettle
Name: Austin D. Nettle
Title: Vice President and Treasurer

BRONCO PAWN & GUN, INC.

CASH AMERICA ADVANCE, INC.

CASH AMERICA FINANCIAL SERVICES, INC.

CASH AMERICA FRANCHISING, INC.

CASH AMERICA GLOBAL FINANCING, INC.

CASH AMERICA GLOBAL SERVICES, INC.

CASH AMERICA HOLDING, INC.

CASH AMERICA, INC.

CASH AMERICA, INC. OF ALABAMA

CASH AMERICA, INC. OF ALASKA

CASH AMERICA, INC. OF COLORADO

CASH AMERICA, INC. OF ILLINOIS

CASH AMERICA, INC. OF INDIANA

CASH AMERICA, INC. OF KENTUCKY

CASH AMERICA, INC. OF LOUISIANA

CASH AMERICA OF MISSOURI, INC.

CASH AMERICA, INC. OF NEVADA

CASH AMERICA, INC. OF NORTH CAROLINA

CASH AMERICA, INC. OF OKLAHOMA

CASH AMERICA, INC. OF SOUTH CAROLINA

CASH AMERICA, INC. OF TENNESSEE

CASH AMERICA, INC. OF UTAH

CASH AMERICA, INC. OF VIRGINIA

CASH AMERICA INTERNET SALES, INC.

CASH AMERICA OF MEXICO, INC.

CASH AMERICA PAWN, INC. OF OHIO

CASHLAND FINANCIAL SERVICES, INC.

CNU DOLLARSDIRECT INC.

CNU DOLLARSDIRECT LENDING INC.

DOC HOLLIDAY’S PAWNBROKERS & JEWELLERS, INC.

ENOVA ONLINE SERVICES, INC.

EXPRESS CASH INTERNATIONAL CORPORATION

FLORIDA CASH AMERICA, INC.

GAMECOCK PAWN & GUN, INC.

GEORGIA CASH AMERICA, INC.

HORNET PAWN & GUN, INC.
LONGHORN PAWN AND GUN, INC.
MOBILE LEASING GROUP, INC.
MR. PAYROLL CORPORATION
OHIO NEIGHBORHOOD FINANCE, INC.
TIGER PAWN & GUN, INC.
UPTOWN CITY PAWNERS, INC.
VINCENT’S JEWELERS AND LOAN, INC.

By:	/s/ Austin D. Nettle
Name: Austin D. Nettle
Title: Vice President and Treasurer

CNU OF ALABAMA, LLC
CNU OF ALASKA, LLC
CNU OF ARIZONA, LLC
CNU OF CALIFORNIA, LLC
CNU OF COLORADO, LLC
CNU OF DELAWARE, LLC
CNU OF FLORIDA, LLC
CASHNETUSA OF FLORIDA, LLC
CNU OF HAWAII, LLC
CNU OF IDAHO, LLC
CNU OF ILLINOIS, LLC
CNU OF INDIANA, LLC
CNU OF KANSAS, LLC
CNU OF LOUISIANA, LLC
CNU OF MAINE, LLC
CASHNET CSO OF MARYLAND, LLC
CNU OF MICHIGAN, LLC
CNU OF MINNESOTA, LLC
CNU OF MISSISSIPPI, LLC
CNU OF MISSOURI, LLC
CNU OF MONTANA, LLC
CNU OF NEVADA, LLC
CNU OF NEW HAMPSHIRE, LLC
CNU OF NEW MEXICO, LLC
CNU OF NORTH DAKOTA, LLC
CNU OF OHIO, LLC
OHIO CONSUMER FINANCIAL SOLUTIONS, LLC
CNU OF OKLAHOMA, LLC
CNU OF OREGON, LLC
CNU OF RHODE ISLAND, LLC
CNU OF SOUTH CAROLINA, LLC
CNU OF SOUTH DAKOTA, LLC

CNU OF TENNESSEE, LLC

CNU OF TEXAS, LLC

CNU OF UTAH, LLC

CNU OF VIRGINIA, LLC

CNU OF WASHINGTON, LLC

CNU OF WISCONSIN, LLC

CNU OF WYOMING, LLC

DOLLARSDIRECT, LLC

CNU TECHNOLOGIES OF ALABAMA, LLC

CNU TECHNOLOGIES OF ARIZONA, LLC

CNU TECHNOLOGIES OF CALIFORNIA, LLC

CNU TECHNOLOGIES OF IOWA, LLC

CNU TECHNOLOGIES OF NEW MEXICO, LLC

CNU TECHNOLOGIES OF SOUTH CAROLINA, LLC

CNU TECHNOLOGIES OF WISCONSIN, LLC

TRAFFICGEN, LLC

CASHEURONET UK, LLC

ENOVA INTERNATIONAL GEC, LLC

EURONETCASH, LLC

ENOVA BRAZIL, LLC

AEL NET MARKETING, LLC

AEL NET OF MISSOURI, LLC

NC FINANCIAL SOLUTIONS, LLC

By: CNU Online Holdings, LLC,
The sole member of each of the foregoing entities

By:	/s/ Austin D. Nettle
Name: Austin D. Nettle
Title: Vice President and Treasurer

NC FINANCIAL SOLUTIONS OF ALABAMA, LLC

NC FINANCIAL SOLUTIONS OF ARIZONA, LLC

NC FINANCIAL SOLUTIONS OF CALIFORNIA, LLC

NC FINANCIAL SOLUTIONS OF COLORADO, LLC

NC FINANCIAL SOLUTIONS OF DELAWARE, LLC

NC FINANCIAL SOLUTIONS OF GEORGIA, LLC

NC FINANCIAL SOLUTIONS OF IDAHO, LLC

NC FINANCIAL SOLUTIONS OF ILLINOIS, LLC

NC FINANCIAL SOLUTIONS OF KANSAS, LLC

NC FINANCIAL SOLUTIONS OF MARYLAND, LLC

NC FINANCIAL SOLUTIONS OF MISSISSIPPI, LLC

NC FINANCIAL SOLUTIONS OF MISSOURI, LLC

NC FINANCIAL SOLUTIONS OF NEVADA, LLC

NC FINANCIAL SOLUTIONS OF NEW MEXICO, LLC

NC FINANCIAL SOLUTIONS OF NORTH DAKOTA, LLC

NC FINANCIAL SOLUTIONS OF OHIO, LLC

NC FINANCIAL SOLUTIONS OF SOUTH CAROLINA, LLC

NC FINANCIAL SOLUTIONS OF SOUTH DAKOTA, LLC

NC FINANCIAL SOLUTIONS OF TENNESSEE, LLC

NC FINANCIAL SOLUTIONS OF TEXAS, LLC

NC FINANCIAL SOLUTIONS OF UTAH, LLC

NC FINANCIAL SOLUTIONS OF VIRGINIA, LLC

NC FINANCIAL SOLUTIONS OF WISCONSIN, LLC

By: NC Financial Solutions, LLC
The sole member of each of the foregoing entities

By:	/s/ Austin D. Nettle
Name: Austin D. Nettle
Title: Vice President and Treasurer

CASHNETUSA CO LLC CASHNETUSA OR LLC THE CHECK GIANT NM LLC

By: CNU of New Mexico, LLC,
Manager of each of the foregoing entities

By: CNU Online Holdings, LLC
Its sole member

By:	/s/ Austin D. Nettle
Name: Austin D. Nettle
Title: Vice President and Treasurer

DEBIT PLUS TECHNOLOGIES, LLC DEBIT PLUS SERVICES, LLC DEBIT PLUS PAYMENT SOLUTIONS, LLC

By: Debit Plus, LLC,
The sole member of each of the foregoing entities

By:	/s/ Austin D. Nettle
Name: Austin D. Nettle
Title: Vice President and Treasurer

STRATEGIC RECEIVABLE MANAGEMENT SOLUTIONS, LLC

By:	/s/ J. Curtis Linscott
Name: J. Curtis Linscott
Title: Manager

ENOVA FINANCIAL HOLDINGS, LLC

By:	/s/ Austin D. Nettle
Name: Austin D. Nettle
Title: Vice President and Treasurer

CAMEX HOLDING, LLC

By:	Cash America of Mexico, Inc.,
Its sole member

By:	/s/ Austin D. Nettle
Name: Austin D. Nettle
Title: Vice President and Treasurer

SCHEDULE I

Name of Guarantor:

AEL Net Marketing, LLC

AEL Net of Missouri, LLC

Billers Acceptance Group, LLC

Bronco Pawn & Gun, Inc.

CAMex Holding, LLC

Cash America Advance, Inc.

Cash America Financial Services, Inc.

Cash America Franchising, Inc.

Cash America Global Financing, Inc.

Cash America Global Services, Inc.

Cash America Holding, Inc.

Cash America Internet Sales, Inc.

Cash America Management L.P.

Cash America of Mexico, Inc.

Cash America of Missouri, Inc.

Cash America Pawn L.P.

Cash America Pawn, Inc. of Ohio

Cash America, Inc.

Cash America, Inc. of Alabama

Cash America, Inc. of Alaska

Cash America, Inc. of Colorado

Cash America, Inc. of Illinois

Cash America, Inc. of Indiana

Cash America, Inc. of Kentucky

Cash America, Inc. of Louisiana

Cash America, Inc. of Nevada

Cash America, Inc. of North Carolina

Cash America, Inc. of Oklahoma

Cash America, Inc. of South Carolina

Cash America, Inc. of Tennessee

Cash America, Inc. of Utah

Cash America, Inc. of Virginia

CashEuroNet UK, LLC

Cashland Financial Services, Inc.

CashNet CSO of Maryland, LLC

CashNetUSA CO LLC

CashNetUSA of Florida, LLC

CashNetUSA OR LLC

Creazione Estilo, S.A. de C.V., a sociedad anónima de capital variable

CNU DollarsDirect Inc.

CNU DollarsDirect Lending Inc.

CNU of Alabama, LLC

CNU of Alaska, LLC

CNU of Arizona, LLC

CNU of California, LLC

CNU of Colorado, LLC

CNU of Delaware, LLC

CNU of Florida, LLC

CNU of Hawaii, LLC

CNU of Idaho, LLC

CNU of Illinois, LLC

CNU of Indiana, LLC

CNU of Kansas, LLC

CNU of Louisiana, LLC

CNU of Maine, LLC

CNU of Michigan, LLC

CNU of Minnesota, LLC

CNU of Mississippi, LLC

CNU of Missouri, LLC

CNU of Montana, LLC

CNU of Nevada, LLC

CNU of New Hampshire, LLC

CNU of New Mexico, LLC

CNU of North Dakota, LLC

CNU of Ohio, LLC

CNU of Oklahoma, LLC

CNU of Oregon, LLC

CNU of Rhode Island, LLC

CNU of South Carolina, LLC

CNU of South Dakota, LLC

CNU of Tennessee, LLC

CNU of Texas, LLC

CNU of Utah, LLC

CNU of Virginia, LLC

CNU of Washington, LLC

CNU of Wisconsin, LLC

CNU of Wyoming, LLC

CNU Online Holdings, LLC

CNU Technologies of Alabama, LLC

CNU Technologies of Arizona, LLC

CNU Technologies of California, LLC

CNU Technologies of Iowa, LLC

CNU Technologies of New Mexico, LLC

CNU Technologies of South Carolina, LLC

CNU Technologies of Wisconsin, LLC

Debit Plus Payment Solutions, LLC

Debit Plus Services, LLC

Debit Plus Technologies, LLC

Debit Plus, LLC

Doc Holliday’s Pawnbrokers & Jewellers, Inc.

DollarsDirect, LLC

DP Labor Holdings, LLC

Enova Brazil, LLC

Enova Financial Holdings, LLC

Enova International, Inc.

Enova International GEC, LLC (f/k/a AEL Net of Illinois, LLC)

Enova Online Services, Inc.

EuroNetCash, LLC

Express Cash International Corporation

Florida Cash America, Inc.

Gamecock Pawn & Gun, Inc.

Georgia Cash America, Inc.

Hornet Pawn & Gun, Inc.

Longhorn Pawn and Gun, Inc.

Mobile Leasing Group, Inc.

Mr. Payroll Corporation

NC Financial Solutions of Alabama, LLC

NC Financial Solutions of Arizona, LLC

NC Financial Solutions of California, LLC

NC Financial Solutions of Colorado, LLC

NC Financial Solutions of Delaware, LLC

NC Financial Solutions of Georgia, LLC

NC Financial Solutions of Idaho, LLC

NC Financial Solutions of Illinois, LLC

NC Financial Solutions of Kansas, LLC

NC Financial Solutions of Maryland, LLC

NC Financial Solutions of Mississippi, LLC

NC Financial Solutions of Missouri, LLC

NC Financial Solutions of Nevada, LLC

NC Financial Solutions of New Mexico, LLC

NC Financial Solutions of North Dakota, LLC

NC Financial Solutions of Ohio, LLC

NC Financial Solutions of South Carolina, LLC

NC Financial Solutions of South Dakota, LLC

NC Financial Solutions of Tennessee, LLC

NC Financial Solutions of Texas, LLC

NC Financial Solutions of Utah, LLC

NC Financial Solutions of Virginia, LLC

NC Financial Solutions of Wisconsin, LLC

NC Financial Solutions, LLC

Ohio Consumer Financial Solutions, LLC

Ohio Neighborhood Credit Solutions, LLC

Ohio Neighborhood Finance, Inc.

PF Labor Holdings, LLC

Strategic Receivable Management Solutions, LLC

The Check Giant NM, LLC

Tiger Pawn & Gun, Inc.

TrafficGen, LLC

Uptown City Pawners, Inc.

Vincent’s Jewelers and Loan, Inc.